# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Orion Properties Inc., CIK 0001873923
CUSIP: 68629Y103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3200 E. CAMELBACK ROAD, SUITE 100, PHOENIX, Arizona (AZ), 85018
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001624012

## Reporting persons
- Sanda Par Olof: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,380,546; sole dispositive power 3,380,546; aggregate amount beneficially owned 3,380,546 (6% of the class)
  Comment: Amounts beneficially owned as of December 31, 2025, are based on the total number of shares of common stock ("Common Stock") of Orion Properties Inc. (the "Issuer") outstanding, as reported in the Issuer's Form 10-Q filed on November 6, 2025. This amount also reflects the shares held by Sand Capital Associates, LLC. As the Managing Member of Sand Capital Assocaites, LLC ("Sand Capital"), Par Sanda may be deemed to beneficially own all of the shares of Common Stock beneficially owned by Sand Capital.
- SAND CAPITAL ASSOCIATES LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); sole voting power 2,795,533; sole dispositive power 2,795,533; aggregate amount beneficially owned 2,795,533 (5% of the class)
  Comment: Amounts beneficially owned as of December 31, 2025, are based on the total number of shares of common stock ("Common Stock") of Orion Properties Inc. (the "Issuer") outstanding, as reported in the Issuer's Form 10-Q filed on November 6, 2025. As the Managing Member of Sand Capital Associates, LLC ("Sand Capital"), Par Sanda may be deemed to beneficially own all of the share of Common Stock beneficially owned by Sand Capital.

## Item 1. Issuer
Name of issuer: Orion Properties Inc.
Address of issuer's principal executive offices: 3200 E. CAMELBACK ROAD, SUITE 100, PHOENIX, ARIZONA, 85018.

## Item 2. Person Filing
Name of person filing: Par Sanda; Sand Capital Associates, LLC ("Reporting Person")
Address of principal business office or, if none, residence:
Par Sanda
501 N. Birch Rd., Unit 3
Fort Lauderdale, FL 33304

Sand Capital Associates, LLC
501 N. Birch Rd., Unit 3
Fort Lauderdale, FL 33304
Citizenship:
Par Sanda
United States of America

Sand Capital Associates, LLC
State of Florida, United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
Percent of class: See the responses to Item 11 on the attached cover pages.
Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.
Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: See the responses to Item 7 on the attached cover pages.
Shared power to dispose or to direct the disposition: See the responses to Item 8 on the attached cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Sanda Par Olof: /s/ Par Olof Sanda, Individual (02/10/2026)
- SAND CAPITAL ASSOCIATES LLC: /s/ Par Olof Sanda, as Managing Member of Sand Capital Associates, LLC (02/10/2026)